UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First US Bancshares, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First US Bancshares, Inc.

3291 U.S. Highway 280

Birmingham, Alabama 35243

FIRST US BANCSHARES, INC.

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

*  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

First US Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First US Bancshares, Inc. 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

We have served as the Plan’s auditor since 2008.

Atlanta, Georgia

June 23, 2020

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2019 AND 2018

	December 31,
	2019	2018
Assets
Non-interest-bearing cash	$42,748	$50,228
Investments, at fair value:
Interest-bearing cash	51,447	34,033
Mutual funds	11,388,807	9,195,964
First US Bancshares, Inc. common stock	2,576,865	1,915,916
Total investments, at fair value	14,017,119	11,145,913

Investments, at contract value:
Fully benefit-responsive investment contracts	1,325,525	1,646,618
Total investments	15,342,644	12,792,531

Receivables:
Employer contributions	29,226	27,085
Total receivables	29,226	27,085

Net assets available for benefits	$15,414,618	$12,869,844

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2019

2019
Additions to net assets attributed to:
Investment income:
Interest and dividends	$279,900
Net appreciation in fair value of investments	2,738,272
Total investment income	3,018,172
Contributions:
Employer	514,497
Participant	857,365
Rollover	76,216
Total contributions	1,448,078
Total additions	4,466,250
Deductions from net assets attributed to:
Administrative expenses	79,974
Benefit payments to participants	1,841,502
Total deductions	1,921,476

Net increase in net assets available for benefits	2,544,774

Net assets available for benefits at beginning of year	12,869,844

Net assets available for benefits at end of year	$15,414,618

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following brief description of the First US Bancshares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following members of the controlled group of First US Bancshares, Inc. (the “Company” and the “Plan Sponsor,” as applicable):

First US Bancshares, Inc. (parent company)

First US Bank (the “Bank”)

Acceptance Loan Company, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 , as amended (“ERISA”).

The Plan is currently administered by certain employees of the Bank.

The trustee and custodian of the Plan is Matrix Trust Company. The recordkeeper for the Plan is Warren Averett Asset Management, LLC.

Contributions

Each year, participants may make contributions of pre-tax annual compensation, as defined in the Plan, in amounts up to the applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may make “catch-up” contributions to their accounts on a pre-tax basis. Participants may roll over amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Plan Sponsor will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Plan Sponsor also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions. There were no such discretionary contributions made during the year ended December 31, 2019.

Participants can elect to invest up to 20% of incoming contributions (measured at the time of investment) in the Plan in the form of Company common stock. The Plan held 221,357 and 240,402 shares of Company common stock as of December 31, 2019 and 2018, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Plan Sponsor’s match and earnings thereon, and is reduced for any participant withdrawals or distributions and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts among any of the Plan’s investment options.

Eligibility and Vesting

All employees are eligible to participate in the Plan on the first day of the month following their date of commencement of employment. Participants are immediately vested in their contributions, the Company’s matching contributions, discretionary employer contributions and earnings thereon.

Forfeitures

Participants are immediately vested in their contributions, the Company’s matching contributions, discretionary employer contributions and earnings thereon; therefore, the Plan has no forfeitures.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees and recordkeeping fees, to be paid by the Plan and allocated to participant accounts. Any expenses not borne by the Plan are paid by the Company. For the year ended December 31, 2019, the Company paid the Plan’s audit fees, which totaled $23,500.

Payment of Benefits

Participants are eligible to receive a distribution upon termination, retirement or disability. Upon termination or retirement, participants may elect to receive distributions in a lump sum or installments, or they may roll over their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to the participant’s estate.

Participants are also eligible to receive hardship distributions from their accounts when a financial need is present that is deemed to be heavy and immediate, as defined in the Plan. Non-hardship in-service withdrawals are available to participants once they have attained age 59½.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments generally are reported at fair value, with the exception of the fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Fully benefit-responsive investment contracts, which are included in the BNY Mellon Stable Value Fund, are reported at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less plan losses, participant withdrawals and administrative expenses. See Note 4 for a discussion of fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold or held during the year.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities, which includes guidance to address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 became effective for the Plan on January 1, 2019. The adoption of ASU 2016-01 did not have a material impact on the Plan’s net assets available for plan benefits, the changes in net assets available for plan benefits or related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements with respect to fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of ASU 2018-13 is not expected to have a material impact on the Plan’s net assets available for plan benefits, the changes in net assets available for plan benefits or related disclosures.

NOTE 3. FAIR VALUE MEASUREMENTS

The Plan uses GAAP’s three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation methodologies used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Interest-bearing cash: The carrying value approximates fair value.

Mutual funds: The fair value of mutual funds is at the quoted market prices in active markets.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

First US Bancshares, Inc. common stock: The fair value of First US Bancshares, Inc. common stock is valued at the closing price reported on the active market.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$51,447	$—	$—	$51,447
Mutual funds	11,388,807	—	—	11,388,807
First US Bancshares, Inc. common stock	2,576,865	—	—	2,576,865
Total	$14,017,119	$—	$—	$14,017,119

	Assets at Fair Value as of December 31, 2018
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$34,033	$—	$—	$34,033
Mutual funds	9,195,964	—	—	9,195,964
First US Bancshares, Inc. common stock	1,915,916	—	—	1,915,916
Total	$11,145,913	$—	$—	$11,145,913

NOTE 4. FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan invests in the BNY Mellon Stable Value Fund, a custom investment vehicle that invests in fully benefit-responsive investment contracts, which include traditional guaranteed investment contracts (“GICs”), synthetic GICs and separate account GICs issued by insurance companies.

Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the fund with a guaranteed interest rate on the fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There were no investments in traditional GICs as of December 31, 2019 or 2018.

Synthetic GICs consist of two parts: (1) underlying investments, which are generally fixed-income-related securities owned directly by the Plan, and (2) a “wrapper” contract purchased from an insurance company. A wrapper contract guarantees full payment of principal and interest, and the insurance company is obligated to provide an interest-crediting rate of not less than zero. A wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate. Synthetic GICs are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Separate account GICs are investment contracts in a segregated account backed by the general assets of the issuer for the benefit of the investors. The total return of the segregated account assets supports the return of the separate account GICs. The credited rate on this product resets periodically at an interest rate of not less than zero.

Certain events, including, but not limited to, premature termination of the contracts by the Plan, layoffs, Plan termination, bankruptcy, mergers and early retirement incentives, could limit the ability of the Plan to transact at contract value with the issuer. However, the likelihood of these events occurring is not probable.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4. FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Continued)

There are no reserves against contract value for credit risk of the contract issuers.

The Plan’s management has concluded that the GICs are fully benefit-responsive investment contracts and has reported such contracts at contract value as shown in the table below:

	As of December 31,
	2019	2018

Synthetic GICs	$1,103,450	$1,325,836
Separate account GICs	124,966	154,957
Other accounts	97,109	165,825
Total investments in fully benefit-responsive investment contracts, at contract value	$1,325,525	$1,646,618

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the 2019 Plan year, Plan investments were managed by Matrix Trust Company. Recordkeeping services were performed by Warren Averett Asset Management, LLC. Expenses paid by the Plan for all administrative services, including custodial and trustee fees, investment manager fees and recordkeeping fees, totaled $79,974 for the year ended December 31, 2019, and these transactions qualify as party-in-interest transactions.

The Plan’s investment in Company common stock was $2,576,865 and $1,915,916 as of December 31, 2019 and December 31, 2018, respectively. During the year ended December 31, 2019, the Plan purchased 14,421 units of the Collective Trust Fund (which is primarily composed of Company common stock) at a cost of $113,798. During the year ended December 31, 2019, the Plan sold 33,949 units of the Collective Trust Fund for $275,974. During the year ended December 31, 2019, dividend income was recorded in the Collective Trust Fund related to its shares of Company common stock totaling $22,073.

NOTE 6. INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated January 24, 2018 that the Plan and related trust are designed in accordance with applicable sections of the IRC. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 17% and 15% of the Plan’s net assets were invested in Company common stock at December 31, 2019 and 2018, respectively. The underlying value of the Company common stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors. Accordingly, the Plan has a concentration risk regarding the performance of the Company common stock.

In addition, as a result of funds selected by participants, certain other funds individually represent a concentration of greater than 10% of the Plan’s net assets available for benefits. Although these individual funds maintain a level of diversification through investment in multiple equity, debt or other investments, there may be a concentration of risk as a result of the fact that the funds are invested at the direction of a single fund manager. The Vanguard Growth Index Fund, the Vanguard Total Bond Market Index Fund and the Vanguard Value Index Fund all represented greater than 10% of the Plan’s net assets available for benefits at December 31, 2019 and 2018. The BNY Mellon Stable Value Fund also represented greater than 10% of the Plan’s net assets available for benefits at December 31, 2018.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8. SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued. There were no events or transactions discovered during this evaluation, except for those noted below, that require recognition or disclosure in the financial statements.

During the first quarter of 2020, an outbreak of a novel strain of coronavirus (COVID-19) spread to a number of countries around the world, including the United States. COVID-19 and its associated impacts on trade (including supply chains and export levels), travel, employee productivity and other economic activities have had, are currently having and may for some time continue to have a destabilizing effect on financial markets and economic activity. The extent of the impact of COVID-19 on the Plan’s operational and financial performance is currently uncertain, cannot be predicted and will depend on certain developments, including the duration and spread of the outbreak. The impact on the Plan’s investments is uncertain and cannot be determined at this time.

FIRST US BANCSHARES, INC.

401(k) PLAN

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Plan Number 001)

(Employer Identification Number 63-0318800)

DECEMBER 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash	Interest-bearing cash	**	$51,447
*	First US Bancshares, Inc. Common Stock	Stock; 221,357 shares	**	2,576,865
	Am Century INT Growth FD - ADV	Mutual funds; 2 shares	**	25
	Am FDS Growth FD of America - R3	Mutual funds; 1 shares	**	29
	DFA Commodity Strategy	Mutual funds; 12 shares	**	66
	DFA Inflation Protected Sec Portfolio	Mutual funds; 4,993 shares	**	60,162
	DFA International Small Co. Portfolio	Mutual funds; 18,596 shares	**	351,472
	DFA International Value Fd	Mutual funds; 39,752 shares	**	704,796
	DFA Micro Cap Portfolio	Mutual funds; 841 shares	**	18,235
	BNY Mellon Stable Value Fd Class M	Guaranteed investment contracts; 1,325,525 shares	**	1,325,525
	Vanguard Emerging Mrkts Stock Index Fd ADMI	Mutual funds; 12,885 shares	**	476,101
	Vanguard Growth Index Fd - ADMR	Mutual funds; 20,098 shares	**	1,885,996
	Vanguard High-Yield Corp Fd - INV	Mutual funds; 32,827 shares	**	195,648
	Vanguard INT_TRM Corp Fd - ADM	Mutual funds; 83,118 shares	**	835,332
	Vanguard Mid-Cap Growth Index	Mutual funds; 18,000 shares	**	1,230,144
	Vanguard Mid-Cap Value Index Fund	Mutual funds; 14,856 shares	**	917,927
	Vanguard REIT Index Fd - ADM	Mutual funds; 1,532 shares	**	201,610
	Vanguard Small-Cap Growth Index	Mutual funds; 6,716 shares	**	469,245
	Vanguard Small-Cap Value Index Fund	Mutual funds; 6,536 shares	**	384,929
	Vanguard Total BD MKT Index - ADMR	Mutual funds; 159,636 shares	**	1,763,981
	Vanguard Value Index Fd - ADMR	Mutual funds; 40,477 shares	**	1,893,109
				$15,342,644

*	Party-in-interest (see Note 5).
**	Cost not required; funds are participant directed.

	See report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST US BANCSHARES, INC. 401(k) PLAN

By:	/s/ Thomas S. Elley
Thomas S. Elley
Chief Financial Officer of First US Bancshares, Inc. and First US Bank
June 23, 2020

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm